SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Continental Materials Corporation

(Name of Subject Company)

Continental Materials Corporation

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.25 Per Share

(Title of Class of Securities)

211615307

(CUSIP Number of Class of Securities)

Paul Ainsworth
Chief Financial Officer
Continental Materials Corporation
440 S. LaSalle Drive, Suite 3100
Chicago, IL 60605
(312) 541-7200
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy To:

Donald E. Figliulo
Polsinelli PC
150 N. Riverside Plaza, Suite 3000
Chicago, IL 60606
(312)-819-1900

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On April 15, 2020, Bee Street Holdings LLC, a Delaware limited liability company controlled by James G. Gidwitz and certain members of his family (“Bee Street”), filed Amendment No. 6 to its Tender Offer Statement and Amendment No. 6 to its Rule 13e-3 Transaction Statement to amend and supplement the joint Schedule TO and Schedule 13E-3 filed with the Commission (the “Schedule TO”), relating to the offer by Bee Street to purchase all outstanding common stock, par value $0.25 (the “Shares”), of Continental Materials Corporation, a Delaware corporation (the “Company”), which are not currently held by Bee Street, at a purchase price of $9.50 per share, net to the holder in cash, without interest, less any applicable withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), the related letter of transmittal and the related notice of guaranteed delivery (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 3, 2020 relating to the Offer (as amended or supplemented from time to time, this “Schedule 14D-9”). Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates, as stated below.

ITEM 2.   Identity and Background of the Filing Person.

Item 2 of this Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs:

On April 15, 2020, by way of a press release, Bee Street announced the results of the Offer. Bee Street further announced that, other than conditions which Bee Street has previously announced were waived, all conditions of the Offer have been satisfied, and Bee Street has accepted for payment, and expects promptly to pay for, all of the Shares which were validly tendered and not properly withdrawn pursuant to the Offer.

Bee Street further announced its commencement, as of April 15, 2020, of a subsequent offering period during which tenders of Shares will be accepted (the “Subsequent Offering Period”). The Subsequent Offering Period will expire at midnight, New York City time, at the end of April 17, 2020, unless extended. Any Shares properly tendered during the Subsequent Offering Period will be immediately accepted for payment, and the holders of such Shares will be promptly paid the same price per Share that was paid in the initial offering period for the Offer. The procedures for tendering Shares during the Subsequent Offering Period are the same as those applicable to the initial offering period as described in the Offer to Purchase and the letter of transmittal, except that Shares tendered during the Subsequent Offering Period may not be withdrawn. Further, Bee Street announced that none of the Shares which were validly tendered during the initial offering period may be withdrawn during the Subsequent Offering Period.

Bee Street filed Amendment No. 6 to the Schedule TO on April 15, 2020.

ITEM 4.    The Solicitation or Recommendation.

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph between the tenth and eleventh paragraphs appearing under the heading “No Opinion of the Board”:

On April 15, 2020, Bee Street issued a press release in which, among other things, it announced that, other than conditions which Bee Street has previously announced were waived, all conditions of the Offer have been satisfied, and Bee Street has accepted for payment, and expects promptly to pay for, all of the Shares which were validly tendered and not properly withdrawn pursuant to the Offer. Bee Street further announced its commencement of the Subsequent Offering Period during which tenders of Shares will be accepted. The Subsequent Offering Period will expire at midnight, New York City time, at the end of April 17, 2020, unless extended.

Item 4 of this Schedule 14D-9 is hereby further amended by adding the following sentence to subsection (e) under the “Other Factors” heading.

In its April 15, 2020 press release, Bee Street affirmed its intention to advocate for the company to ‘go dark’ if the Merger does not occur promptly after the closing of the Subsequent Offering Period.

ITEM 9.  Exhibits.

The information contained in Item 9 and the Exhibit Index of this Schedule 14D-9 is hereby amended and supplemented as follows:

(a)(4)                                          Press Release of Bee Street Holdings LLC dated April 15, 2020 (incorporated by reference to Exhibit (a)(1)(ix) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONTINENTAL MATERIALS CORPORATION

By:	/s/ PAUL AINSWORTH
	Name:	Paul Ainsworth
	Title:	Chief Financial Officer
	Dated:	April 16, 2020